EXHIBIT 12.1

EZCORP, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended March 31,		Year Ended September 30,
	2017		2016		2015	2014		2013		2012
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes (a)	$26,728		$363		$(66,207)	$7,889		$29,687		$146,139
(Income) loss from investments in unconsolidated affiliates	(2,721)		255		5,473	(5,948)		(11,878)		(16,038)
Distributed income from unconsolidated affiliates	1,153		2,197		4,842	5,129		10,632		5,560
Fixed charges	17,388		48,074		86,724	75,743		51,749		31,103
Total earnings available for fixed charges	$42,548		$50,889		$30,832	$82,813		$80,190		$166,764

Fixed charges:
Interest expense including amortization of discounts and capitalized expenses related to indebtedness (b)	$11,193		$33,444		$42,202	$28,388		$16,190		$(742)
Estimated interest portion of rental expense	6,195		12,828		15,450	12,645		10,863		7,674
Losses under guarantees, net (c)	—		1,802		29,072	34,710		24,696		24,171
Total fixed charges	$17,388		$48,074		$86,724	$75,743		$51,749		$31,103

Ratio of earnings to fixed charges	2.45	x	1.06	x	(d)	1.09	x	1.55	x	5.36	x

(a)	Amounts are presented as recast to exclude the results of operations discontinued in fiscal 2016 and prior.

(b)	There was no significant interest associated with uncertain tax positions for any period presented.

(c)	Amounts are presented net of recoveries of previous losses.

(d)
The ratio as computed for fiscal 2015 was less than 1.0 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $56 million would have been necessary to bring the ratio to 1.0.